

April 3, 2012

Via E-mail
Joseph Macnow
Chief Financial Officer
Alexander's, Inc.
210 Route 4 East
Paramus, NJ 07652

> **Re: Alexander's, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-06064**

Dear Mr. Macnow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please be advised that we may issue additional comments to your filing after you file your preliminary proxy statement on Schedule 14A.

Item 2. Properties, page 17

2.   We note that you disclose "average annualized rent per square foot." In future Exchange Act periodic reports, please disclose how tenant concessions, such as free rent, or tenant reimbursements have impacted your average annualized rent.

3.   We note that your property portfolio includes office and retail usage. In future Exchange Act periodic filings, please also include property data for your office space, such as lease expirations, or explain why such disclosure is not necessary.

Operating Properties, page 18

4.   Excluding leases currently renewed on a month-to-month basis, we note that approximately 12% of your square footage under lease expires during 2012. In future Exchange Act periodic reports, please expand your disclosure in this section to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

5.   We note your disclosure on page 45 that your chief operating decision-maker assesses and measures segment operating results based on a performance measure referred to as net operating income (NOI). Please confirm to us whether management views NOI or same store NOI as a key performance indicator.

Operating Expenses, page 28

6.   In future Exchange Act periodic reports, please provide more detailed disclosure regarding your leasing results for prior periods, such as the amount of leases that were new leases compared to renewal leases and trends in your tenant improvement costs, leasing commissions and tenant concessions. Please disclose these costs on a per square foot basis.

Item 15. Exhibits and Financial Statement Schedules, page 115

7.   It appears that the schedules and exhibits for your loan and security agreement, filed as exhibit 10.50, were not included when you filed that agreement originally. Please file the noted agreement, complete with the schedules or exhibits, with your next periodic filing, in accordance with Item 601(b)(10) of Regulation S-K or tell us why the agreement is no longer material.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief